As filed with the Securities and Exchange Commission on July 26, 2002

Registration No. 333-88376

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	71-0581897
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Charles D. Morgan
Chairman of the Board and President
(Company Leader)
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jeffrey J. Gearhart
Goodloe M. Partee
Kutak Rock LLP
425 West Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

Approximate date of commencement of proposed sale to the public:

From time to time after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

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If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

$175,000,000

ACXIOM CORPORATION

3.75% Convertible Subordinated Notes Due 2009

9,589,042 shares of common stock issuable upon conversion of the notes

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This prospectus covers the sale by selling holders of:

- our 3.75% Convertible Subordinated Notes Due 2009; and
- our common stock into which the notes are convertible.

Holders may convert the notes into our common stock at any time before February 15, 2009, at a conversion price of $18.25 per share, subject to adjustment in specified events. We will pay interest on the notes each February 15 and August 15. The first interest payment will be made on August 15, 2002.

We may redeem some or all of the notes on or after February 17, 2005 at the redemption prices listed in this prospectus, plus accrued interest. Holders of the notes may require us to repurchase all or any portion of the notes on February 15, 2007 for cash at 100% of the principal amount of the notes, plus accrued and unpaid interest. Additionally, holders of the notes may require us to repurchase all or any portion of the notes, plus accrued and unpaid interest, upon a "change of control" event, in cash or, at our option, in our common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "ACXM." On July 25, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $14.52 per share.

The notes registered by the registration statement of which this prospectus is a part were issued and sold on February 6, 2002, in transactions exempt from the Securities Act of 1933, as amended, to J.P. Morgan Securities Inc. and other initial purchasers of the notes, and resold by the initial purchasers to qualified institutional buyers (as defined in Rule 144A) in reliance on Rule 144A. The notes and the common stock into which the notes are convertible may be offered and sold from time to time by the holders named in this prospectus. The registration statement of which this prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a registration rights agreement dated February 6, 2002 between us and the initial purchasers.

See "Risk Factors" beginning on page 4 for a discussion of certain risks that you should consider in connection with an investment in the notes.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes. The notes are eligible for trading in The PORTAL Market.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 26, 2002.

In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date on the cover of this prospectus.

TABLE OF CONTENTS

When used in this prospectus, unless otherwise indicated, the terms "we," "our" and "us" refer to Acxiom Corporation and our subsidiaries. However, for the purposes of the section entitled "Description of Notes," whenever we refer to "Acxiom" or "us," or use the terms "we" or "our," we are referring to Acxiom Corporation and not any of our subsidiaries.

Our fiscal year ends on March 31. All references to years in this prospectus when discussing our financial results relate to fiscal years; all other references to years relate to calendar years. Therefore, references to the year 2002 in this prospectus shall mean the fiscal year ended March 31, 2002.

Acxiom, AbiliTec, Acxiom Data Network, InfoBase, Opticx, and Solvitur are registered marks of Acxiom Corporation. Solvitur[4] is a service mark of Acxiom Corporation.

No one has been authorized to give you any information about this offering that is not contained in this prospectus. You should rely only on the information contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction in which it is unlawful to make such offer or solicitation.

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CAUTIONARY STATEMENTS RELEVANT TO FORWARD LOOKING INFORMATION

This prospectus, the documents that we incorporate by reference, and other written reports and oral statements made from time to time by us and our representatives contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding our financial position, results of operations, market position, product development, growth opportunities, economic conditions, and other similar forecasts and statements of expectation. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," and similar words or phrases. These forward-looking statements are not guarantees of future performance and are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements.

The forward-looking statements contained in this prospectus and the documents we incorporate by reference include: statements on Acxiom's future results of operations; statements concerning the length and future impact of our investment in customer and information management solutions, including our Customer Data Integration products and delivery systems on our client base, future revenue and margins; statements concerning the benefits of our products and services for our clients; statements concerning any competitive lead or positioning; statements concerning the impact of implementation of AbiliTec and our products and services in Customer Relationship Management applications; statements concerning the momentum of CRM applications and e-commerce initiatives; statements concerning the future growth and size of the CRM market; statements regarding our ability to penetrate existing and new client industries; statements concerning efficiency gains related to the implementation of our products and services; and statements concerning potential growth of international markets.

The factors and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements are identified in the "Risk Factors" section and elsewhere in this prospectus, and include but are not limited to the following:

- the complexity and uncertainty regarding the development of new high technologies;

- the possible loss of market share through competition or the acceptance of our technological offerings on a less rapid basis than expected;

- the possibility that economic or other conditions might lead to a reduction in demand for our products and services;

- the possibility that the current economic slowdown may worsen and/or persist for an unpredictable period of time;

- the possibility that economic conditions will not improve as rapidly as expected;

- the possibility that significant customers may experience extreme, severe economic difficulty;

- the possibility that sales cycles may lengthen;

- the continued ability to attract and retain qualified technical and leadership associates and the possible loss of associates to other organizations;

- the ability to properly motivate our sales force and other associates;

- the ability to achieve cost reductions and avoid unanticipated costs;

- the continued availability of credit upon satisfactory terms and conditions;

- the introduction of competent, competitive products, technologies or services by other companies;

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- changes in consumer or business information industries and markets;

- our ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

- the difficulties encountered when entering new markets or industries;

- changes in the legislative, accounting, regulatory and consumer environments affecting our business including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data;

- the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services;

- the effect of our short-term contracts on the predictability of our revenues or the possibility that customers may cancel or modify their agreements with us;

- the possibility that the amount of ad hoc project work will not be as expected;

- the potential loss of data center capacity or interruption of telecommunication links or power sources;

- postal rate increases that could lead to reduced volumes of business;

- the potential disruption of the services of the United States Postal Service;

- the successful integration of acquired businesses and strategic alliances;

- with respect to the providing of products or services outside our primary base of operations in the United States, all of the above factors and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations; and

- other competitive factors.

In light of these risks, uncertainties and assumptions, we caution readers not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus certain documents Acxiom files with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the SEC:

- Acxiom's Annual Report on Form 10-K for fiscal year ended March 31, 2002.
- Acxiom's Current Report on Form 8-K filed May 16, 2002.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus and prior to the termination of this offering also shall be deemed to be incorporated herein by reference.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document also incorporated herein by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

As used in this prospectus, the term "prospectus" means this prospectus, including the documents incorporated by reference, as the same may be amended, supplemented, or otherwise modified from time to time. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents to which we refer in this prospectus.

You may request a copy of these filings at no cost by writing to Robert S. Bloom, Company Financial Relations Leader and Treasurer, Acxiom Corporation, #1 Information Way, Little Rock, Arkansas 72202.

WHERE YOU CAN FIND MORE INFORMATION

Acxiom files annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements, and other information at the public reference facilities of the SEC, in room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its reference room. The SEC also maintains a web site that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

In addition, we will provide you without charge a copy of the notes, the indenture governing the notes, the related registration rights and other material agreements that we summarize in this prospectus. You may request copies of these documents by contacting Robert S. Bloom, Company Financial Relations Leader and Treasurer, Acxiom Corporation, #1 Information Way, Little Rock, Arkansas 72202, telephone: 501-342-1000.

PROSPECTUS SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. You should read the entire prospectus, including the section entitled "Risk Factors," carefully before making an investment decision.

Acxiom Corporation integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data content, database services, IT outsourcing, consulting and analytics, and privacy leadership.

Our products and services enable our clients to use information to improve their business decision-making processes and to effectively manage existing and prospective customer relationships, thereby positioning them to increase their profits.

We help our customers with:

- Customer acquisition through our prospect marketing solutions
- Customer growth and retention through our customer marketing solutions
- Multi-Channel integration through our real-time marketing solutions
- Creating a single-customer view through our customer recognition solutions
- Data quality through our Customer Data Integration solutions, including our AbiliTec®, Solvitur® and InfoBase® offerings
- Large-scale data management through strategic IT infrastructure outsourcing

Our solutions are customized to meet the specific needs of our clients and the industries in which they operate. We believe that we offer our clients the most technologically advanced, accurate and timely solutions available. We enable businesses to develop and deepen customer relationships by creating a single, comprehensive customer view that is accessible, in real-time, throughout the organization. We target organizations that view data as a strategic competitive advantage and an integral component of their business decision-making process.

Our client base consists primarily of Fortune 1000 companies in the financial services, insurance, information services, direct marketing, publishing, retail and telecommunications industries. Some of our major clients include Allstate, AT&T, BankOne, Citigroup, Equifax Direct Marketing Solutions, General Electric Capital Corporation, IBM, J.P. Morgan Chase & Co., MBNA, Procter & Gamble, R.L. Polk, Sears, Sprint, Trans Union and Wal-Mart.

Additional information about us, including our audited financial statements and a more detailed description of our business, is contained in the documents incorporated by reference in this prospectus. See "Incorporation of Certain Documents by Reference."

We were founded in 1969 and are incorporated in the state of Delaware. Our principal executive offices are located at #1 Information Way, Little Rock, Arkansas 72202 and our phone number is (501) 342-1000. We also have locations throughout the United States and in the United Kingdom, France and Australia.

The Offering

Securities Offered .... The resale by selling holders of $175,000,000 aggregate principal amount of 3.75% convertible subordinated notes due February 15, 2009 and the 9,589,042 shares of common stock into which they are convertible.

Interest .... 3.75% per annum on the principal amount, payable semi-annually in arrears in cash on February 15 and August 15 of each year, commencing August 15, 2002. The first interest payment will include interest from February 6, 2002.

Maturity .... The notes mature on February 15, 2009.

Conversion .... The notes are convertible into common stock of Acxiom at the option of the holder at any time after the date of original issuance of the notes and prior to redemption, repurchase or maturity at a conversion price of $18.25 per share, subject to adjustment in specified events. See "Description of Notes—Conversion of the Notes."

Ranking .... The notes are subordinated to all existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As of March 31, 2002, we had approximately $384.3 million of senior indebtedness, exclusive of the notes. Additionally, our subsidiaries had approximately $35.5 million in other liabilities as of March 31, 2002. The indenture governing the notes does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur. See "Description of Notes—Subordination of the Notes" and "Description of Senior Indebtedness."

Optional Redemption .... At any time on or after February 17, 2005, we may redeem some or all of the notes at the declining redemption prices listed herein, plus accrued interest. See "Description of Notes—Optional Redemption by Acxiom."

Repurchase at Holder's Option .... You may require us to repurchase all or a portion of your notes on February 15, 2007 in cash at 100% of the principal amount of the notes, plus accrued and unpaid interest. Additionally, you may require us to repurchase all or a portion of the notes, plus accrued and unpaid interest, upon the occurrence of a "change of control" event, payable in cash or, at our option, in common stock. See "Description of Notes—Repurchase at Option of the Holder on Put Date" and "—Repurchase at Option of the Holder Upon a Change of Control."

Sinking Fund .... None.

Use of Proceeds .... We will not receive any proceeds from the sale by selling holders of the notes or the common stock into which the notes are convertible.

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Nasdaq NMS Symbol for Common Stock... ACXM

Risk Factors.. You should read the "Risk Factors" section beginning on page 4 of this prospectus to ensure that you understand the risks associated with an investment in the notes.

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RISK FACTORS

You should carefully consider these risk factors together with all of the information included or incorporated herein by reference before you decide to purchase any notes.

Risks Related to Acxiom

We must continue to improve and gain market acceptance of our technology, particularly AbiliTec and related technology, in order to remain competitive and grow.

The complexity and uncertainty regarding the development of new high technologies affects our business greatly, as does the loss of market share through competition, or the extent and timing of market acceptance of innovative products such as AbiliTec and its related technology. We are also potentially affected by:

- longer sales cycles for AbiliTec due to the nature of that technology as an enterprise-wide solution;

- the introduction of competent, competitive products or technologies by other companies;

- changes in the consumer and/or business information industries and markets;

- the ability to protect our proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and

- the impact of changing legislative, judicial, accounting, regulatory, cultural and consumer environments in the geographies where our products and services will be deployed.

Maintaining technological competitiveness in our data products, processing functionality, software systems and services is key to our continued success. Our ability to continually improve our current processes and to develop and introduce new products and services is essential in order to maintain our competitive position and meet the increasingly sophisticated requirements of our clients. If we fail to do so, we could lose clients to current or future competitors, which could result in decreased revenues, net income and earnings per share.

General economic conditions could continue to result in a reduced demand for our products and services.

As a result of the current economic climate, we have experienced a reduction in the demand for our products and services as our clients have looked for ways to reduce their expenses. If we are unable to successfully control our own expenses, given that a significant portion of our costs are fixed, we could suffer lower net income and earnings per share.

Changes in legislative, judicial, regulatory, cultural or consumer environments relating to consumer privacy or information collection and use may affect our ability to collect and use data.

There could be a material adverse impact on our direct marketing, data sales, and AbiliTec business due to the enactment of legislation or industry regulations, the issuance of judicial interpretations, or simply a change in customs, arising from public concern over consumer privacy issues. Restrictions could be placed upon the collection, management, aggregation and use of information that is currently legally available, in which case our cost of collecting some kinds of data might materially increase. It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect our ability to meet our clients' requirements.

Data suppliers might withdraw data from us, leading to our inability to provide products and services.

Much of the data that we use is either purchased or licensed from third parties. We compile the remainder of the data that we use from public record sources. We could suffer a material adverse effect if owners of the data we use were

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to withdraw the data from us. Data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of data. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted, which could result in decreased revenues, net income and earnings per share.

Failure to attract and retain qualified personnel could adversely affect our business.

Competition for qualified technical, sales and other personnel is often intense, and we periodically are required to pay premium wages to attract and retain personnel. There can be no assurance that we will be able to continue to hire and retain sufficient qualified management, technical, sales and other personnel necessary to conduct our operations successfully.

The nature of our customer contracts may affect the predictability of our revenues.

While approximately 80% of our total revenue is currently derived from client contracts with initial terms of two years or longer, these contracts have been entered into at various times over the past several years and therefore some of them are in the latter years of their term and are approaching their originally scheduled expiration date. Further, if renewed by the customer, the terms of the renewal contract may not have a term as long as, or may otherwise be on terms less favorable than, the original contract. With respect to the portion of our business that is not under long-term contract, revenues are less predictable, and we must engage in continual sales efforts to maintain revenue stability and future growth. Additionally, even with respect to customers under long-term contractual obligations, the revenues generated by such contracts may vary depending upon the usage and requirements of the customer during any particular period.

Our operations outside the U.S. subject us to risks normally associated with international operations.

We conduct business outside of the United States. During the last fiscal year, we received approximately 5% of our revenues from business outside the United States. As part of our growth strategy, we plan to continue to pursue opportunities outside the U.S. Accordingly, our future operating results could be negatively affected by a variety of factors, some of which are beyond our control. These factors include legislative, judicial, accounting, regulatory, political or economic conditions in a specific country or region, trade protection measures, and other regulatory requirements. In order to successfully expand non-U.S. revenues in future periods, we must continue to strengthen our foreign operations, hire additional personnel, and continue to identify and execute beneficial strategic alliances. To the extent that we are unable to do these things in a timely manner, our growth, if any, in non-U.S. revenues will be limited, and our operating results could be materially adversely affected. Although foreign currency translation gains and losses are not currently material to our consolidated financial position, results of operations or cash flows, an increase in our foreign revenues could subject us to foreign currency translation risks in the future. Additional risks inherent in our non-U.S. business activities generally include, among others, potentially longer accounts receivable payment cycles, the costs and difficulties of managing international operations, potentially adverse tax consequences, and greater difficulty enforcing intellectual property rights.

Loss of data center capacity or interruption of telecommunication links could adversely affect our business.

Our ability to protect our data centers against damage from fire, power loss, telecommunications failure or other disasters is critical to our future. The on-line services we provide are dependent on links to telecommunication providers. We believe we have taken reasonable precautions to protect our data centers and telecommunication links from events that could interrupt our operations. Any damage to our data centers or any failure of our telecommunications links that causes interruptions in our operations could materially adversely affect our ability to meet our clients' requirements, which could result in decreased revenues, income, and earnings per share.

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Failure to favorably negotiate or effectively integrate acquisitions or alliances could adversely affect our business.

From time to time, our growth strategy has included growth through acquisitions and strategic alliances. While we believe we have been relatively successful in implementing this strategy during previous years, there is no certainty that future acquisitions or alliances will be consummated on acceptable terms or that any acquired assets, data or businesses will be successfully integrated into our operations. Our failure to identify appropriate candidates, to negotiate favorable terms, or to successfully integrate future acquisitions and alliances into our existing operations could result in decreased revenues, net income and earnings per share.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. In 2001, first class rates, enhanced carrier route rates, and third class rates were increased, and another rate increase is expected for 2002. These increases will, in our opinion, be likely to force direct mailers to mail fewer pieces and to target their prospects more carefully. Additionally, the amount of direct mailings could be reduced in response to disruptions in and concerns over, the security of the U.S. mail system. These sorts of responses by direct mailers could negatively affect us by decreasing the amount of processing services purchased from us, which could result in lower revenues, net income and earnings per share.

We previously used Arthur Andersen as our independent public accountant.

Our consolidated financial statements as of March 31, 2002 and 2001 and for the years then ended included in our annual report on Form 10-K for the year ended March 31, 2002 and incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants. Acxiom generally is required to obtain a current written consent from Arthur Andersen in order to include their audit reports for the 2002 and 2001 financial statements in this prospectus. While Arthur Andersen provided a consent with respect to these financial statements in connection with the initial filing of the registration statement for the convertible notes, Arthur Andersen informed us that due to its current status it was not in a position to provide an updated consent required by the filing of an amendment to the registration statement. Therefore, in reliance on the temporary relief provided by the SEC under Securities Act Rule 437(a), we have filed an amendment to the registration statement that includes this prospectus without including an updated written consent of Arthur Andersen. Arthur Andersen's failure to deliver a currently dated written consent will pose a limitation on your ability to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in the registration statement or this prospectus, including the 2002 and 2001 financial statements covered by their reports. In addition, Arthur Andersen's conviction on June 15, 2002 of federal obstruction of justice charges, and Arthur Andersen's subsequent notification to the SEC that Arthur Andersen will cease practicing before the SEC by August 31, 2002, adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen's audit of our financial statements.


Risks Related to the Convertible Notes


The covenants in our senior secured debt facilities restrict our financial and operational flexibility, which could have an adverse affect on our results of operations and on the value of your investment.

Our senior secured debt facilities contain covenants that restrict, among other things, our ability to borrow money, grant additional liens on our assets, make particular types of investments or other restricted payments, sell assets or merge or consolidate. These facilities also require us to maintain specified financial ratios. If we fail to comply with these covenants or fail to meet these financial ratios, the lenders under our senior secured debt facilities could declare a default and demand immediate repayment. Unless we cure any such default, they could seek a judgment and attempt to seize our assets to satisfy the debt owed to them. The security for our senior secured debt facilities consists of substantially all of our assets, including the stock of all of our domestic subsidiaries and certain of our foreign subsidiaries. A default under any of these agreements could adversely affect our rights under other commercial agreements.


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The notes are subordinated and unsecured.

The notes are unsecured and subordinated in right of payment in full to all of our existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As a result, in the event of our bankruptcy, winding-up, liquidation, reorganization, insolvency or similar proceedings, or upon acceleration of the notes due to an event of default under the indenture, our assets will be available to pay obligations on the notes only after all senior indebtedness and the indebtedness of our subsidiaries have been paid in full. After retiring our senior indebtedness and the indebtedness of our subsidiaries, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of Notes—Subordination of the Notes" and "Description of Senior Indebtedness."

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Acxiom except to the extent described under "Description of Notes—Repurchase at Option of Holders Upon a Change of Control."

If our subsidiaries do not make sufficient distributions to us, we may not be able to make payment on our debt, including the notes.

Because a significant portion of our operations are conducted by our subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes, are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions on dividends imposed by the current and future debt instruments of our subsidiaries. Such payments to us by our subsidiaries are contingent upon our subsidiaries' earnings. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes. Any right that we have to receive any assets of any of our subsidiaries upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of their assets, will be effectively subordinated to the claims of subsidiary creditors, including trade creditors and holders of debt issued by the subsidiary.

We may be required to repurchase the notes upon certain events.

You may require us to repurchase all or any portion of your notes in cash on February 15, 2007. Additionally, we will be required to repurchase the notes upon the occurrence of a "change of control" event in cash or, at our option, in common stock. We may not have sufficient cash funds to repurchase the notes upon one of these repurchase events. Our existing debt agreements will mature prior to the repurchase date, and our future debt agreements may prohibit us from repaying the repurchase price in cash. If we are prohibited from repurchasing the notes, we could seek consent from the lenders under such debt agreements to repurchase the notes. If we were unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes other than for common stock. If we were unable to repurchase the notes, it would result in an event of default under the indenture. An event of default under the indenture could result in an event of default under our other then-existing debt. In addition, a note holder's exercise of the repurchase right under the indenture may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

The convertible notes are a new issue of securities and there are no assurances as to their liquidity.

We cannot assure you that you will be able to sell your notes at any particular time or that the prices that you receive when you sell will be favorable. In addition, any market making activity will be subject to limits imposed by the

7

Securities Act and Exchange Act and may cease at any time without notice. Although we have designated the notes for trading through The PORTAL Market, we cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be. If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. Future trading prices of the notes will depend on many factors, including:

- our operating performance and financial condition;

- the interest of securities dealers in making a market for the notes;

- the market price of our common stock; and

- the market for similar securities.

Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for our notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

The trading price of our securities could be subject to significant fluctuations.

The trading price of our common stock has been volatile, and the trading price for the notes and the common stock may be volatile in the future. Factors such as announcements of fluctuations in our or our competitors' operating results, changes in our prospects and market conditions for information technology stocks in general could have a significant impact on the future trading prices of our common stock and the notes. In particular, the trading price of the common stock of many technology companies, including ours, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

- the possibility that economic or other conditions might lead to a reduction in demand for our products and services;

- the possibility that significant customers may experience extreme, severe economic difficulty;

- competitive market forces;

- uncertainties related to the effect of competitive products and pricing;

- customer acceptance of our products and services; and

- the continued availability of credit on satisfactory terms and conditions.

The price of our securities also may be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations.

While we cannot predict the individual effect that these factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. We cannot assure you that these factors will not have an adverse effect on the trading prices of our common stock and the notes.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale or issuance.

As of March 31, 2002, we had 87,219,367 shares of common stock outstanding, no shares of preferred stock issued or outstanding and options outstanding to purchase 19,907,697 shares of common stock. We cannot predict the effect, if any, that future sales of our debt securities or shares of common stock, including common stock issuable

8

upon conversion of the notes, or the availability of the notes or shares of common stock for future sale, will have on the market price of common stock prevailing from time to time.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by selling holders of the notes or the common stock into which the notes are convertible.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges:

	Fiscal Year				
	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges	5.96	-	5.95	2.59	-

In accordance with the rules and regulations of the SEC, for purposes of computing the ratios of earnings to fixed charges, earnings represent income from operations before fixed charges and taxes, and fixed charges represent gross interest expense, including capitalized interest, and a share of rental expense which is deemed to be representative of the interest factor. Earnings for the fiscal years 2002 and 1999 were not sufficient to provide a coverage ratio of one-to-one by the amount of 50.5 million and $12.3 million, respectively, for such periods. The ratio was not sufficient due to net losses reported in those years, which in each case included restructuring charges.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of February 6, 2002 between Acxiom Corporation and U.S. Bank National Association, as trustee. The following description is only a summary of the material provisions of the notes and the indenture and is not complete. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes is available to you upon request. As used in this section, the words "we," "us," "our" or "Acxiom" refer to Acxiom Corporation and its successors under the indenture and do not include any current or future subsidiary of Acxiom Corporation.

General

The notes are unsecured general obligations of Acxiom and are subordinate in right of payment as described under "— Subordination of the Notes." The notes are convertible into common stock of Acxiom as described under "— Conversion of the Notes." The notes are limited to $175,000,000 aggregate principal amount at maturity. The notes will be issued only in denominations of $1,000 or in integral multiples of $1,000.

The notes bear interest at the annual rate shown on the cover page of this prospectus from February 6, 2002, or from the most recent payment date to which interest has been paid or duly provided for. Interest is payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2002, to holders of record at the close of business on the preceding February 1 and August 1, respectively, except:

- that the interest payable upon redemption or repurchase, unless the date of redemption or repurchase is an interest payment date, will be payable to the person to whom principal is payable; and

- as set forth in the next succeeding paragraph.

10-33342.11

In the case of any note, or portion of any note, that is converted into common stock of Acxiom during the period from, but excluding, a record date for any interest payment date to, but excluding, that interest payment date, either:

- if the note, or portion of the note, has been called for redemption on a redemption date that occurs during that period, or is to be repurchased on a repurchase date, as defined below, that occurs during that period, then Acxiom will not be required to pay interest on that interest payment date in respect of any note, or portion of any note, that is so redeemed or repurchased; or

- if otherwise, any note or portion of any note that is not called for redemption that is submitted for conversion during that period must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted.

See "— Conversion of the Notes."

Interest will be paid, at Acxiom's option, either:

- by check mailed to the address of the person entitled to the interest as it appears in the note register; provided that a holder of notes with an aggregate principal amount in excess of $10 million will, at the written election of the holder, be paid by wire transfer in immediately available funds; or

- by transfer to an account maintained by that person located in the United States.

Payments to The Depository Trust Company, New York, New York, or DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

The notes mature on February 15, 2009 unless earlier converted, redeemed or repurchased as described below. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by Acxiom or any of its subsidiaries. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control of Acxiom except to the extent described below under "— Repurchase at Option of Holders Upon a Change of Control."

The notes are not entitled to any sinking fund.

Conversion of the Notes

Any registered holder of notes may, at any time prior to close of business on the date that is one business day prior to the date of repurchase, redemption or final maturity of the notes, as appropriate, convert the principal amount of any notes or portions thereof, in denominations of $1,000 or integral multiples of $1,000, into common stock of Acxiom, at a conversion price of $18.25 per share, subject to adjustment as described below.

Except as described below, no payment or adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued upon conversion. If any notes not called for redemption or tendered for repurchase are converted between a record date and the next interest payment date, those notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. Acxiom is not required to issue fractional shares of common stock upon conversion of the notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last trading day prior to the date of conversion. In the case of notes called for redemption or tendered for repurchase, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase unless Acxiom defaults in the payment of the redemption or repurchase price. A note that the holder has elected to be repurchased may be converted only if the holder withdraws its election to have its notes repurchased in accordance with the terms of the indenture.

10-33342.11

The initial conversion price set forth on the cover page of this prospectus is subject to adjustment upon specified events, including:

    (a)   the issuance of common stock of Acxiom as a dividend or distribution on the common stock;

    (b)   subject to certain exceptions, the issuance to all holders of common stock of rights or warrants to purchase common stock;

    (c)   specified subdivisions and combinations of the common stock;

    (d)   the distribution to all holders of any class of capital stock, other than common stock, or evidences of indebtedness of Acxiom or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash;

    (e)   a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in any tender offers by Acxiom or any of its subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Acxiom's market capitalization; or

    (f)   the purchase of common stock pursuant to a tender offer made by Acxiom or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by Acxiom or any of its subsidiaries for common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (B) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, exceeds 10% of Acxiom's market capitalization on the expiration of such tender offer.

If the rights provided for in our rights agreement dated as of January 28, 1998 have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of the common stock issuable upon conversion of the notes, the conversion rate will be adjusted as provided in clause (d) above (with such separation deemed to be the distribution of such rights), subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes the holders will receive, in addition to the common stock issuable upon such conversion, the rights which would have attached to such shares of common stock if the rights had not become separated from the common stock under our rights agreement. See "Description of Capital Stock—Anti-Takeover Provisions—Rights Agreement." To the extent that we adopt any future rights plan, upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the future rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (d) above.

In the case of:

    •   any reclassification or change of the outstanding shares of the common stock; or

    •   a consolidation, merger or combination involving Acxiom; or

    •   a sale or conveyance to another person of the property and assets of Acxiom as an entirety or substantially as an entirety;

in such case as a result of which holders of common stock would be entitled to receive stock, other securities, other property or assets, including cash, in respect of or in exchange for all shares of common stock, then the holders of the notes then outstanding will generally be entitled thereafter to convert the notes into the same type of consideration that they would have owned or been entitled to receive upon such event had the notes been converted into common stock immediately prior to that event, assuming that a holder of notes would not have exercised any rights of election as to the consideration receivable in connection with that transaction.

If Acxiom makes a taxable distribution to holders of common stock or in specified other circumstances requiring an adjustment to the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In some other circumstances, the absence of an adjustment to the conversion price may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Consequences."

Acxiom may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case Acxiom will give at least 15 days' notice of the reduction. Acxiom may, at its option, make reductions in the conversion price, in addition to those described above, as Acxiom's Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as dividends or distributions of, or rights to acquire, stock for income tax purposes.

No adjustment in the conversion price will be required unless that adjustment would require an increase or decrease of at least 1% in the conversion price then in effect; however, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Optional Redemption by Acxiom

At any time on or after February 17, 2005, Acxiom may redeem the notes on at least 20 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

Redemption Period	Price
Beginning February 17, 2005 and ending on February 14, 2006	102.143%
Beginning February 15, 2006 and ending on February 14, 2007	101.607%
Beginning February 15, 2007 and ending on February 14, 2008	101.071%
Beginning February 15, 2008 and ending on February 14, 2009	100.536%

Any accrued interest becoming due on the date fixed for redemption will be payable to the holders of record on the relevant record date of the notes being redeemed.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 on a pro rata basis or by lot or such other method as the trustee shall deem fair and equitable. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of that holder's notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at Option of the Holder on Put Date

On the put date of February 15, 2007 you will have the right to require us to repurchase all or any portion of your notes that is equal to $1,000 or a whole multiple of $1,000 for which you have delivered, and not withdrawn, a written purchase notice, subject to certain additional conditions. You may submit your notes for repurchase to the paying agent at any time from the opening of business on the date that is 30 days prior to the put date until the close of business on the date that is five business days prior to such put date.

10-33342.11

We shall repurchase the notes at a price equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest to, but excluding, the put date. We will pay interest on the put date to the record holder on the immediately preceding record date.

We will give notice on a date not less than 30 days prior to the put date to all record holders, stating among other things, the procedures that you must follow to require us to repurchase your notes.

The repurchase notice given by you electing to require us to repurchase notes shall state:

- the certificate numbers of your notes to be delivered for repurchase;

- the portion of the principal amount at maturity of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

- that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice by delivering a written notice of withdrawal to the trustee at any time up to, but excluding, the third business day prior to the put date, which shall state the principal amount at maturity being withdrawn, the certificate numbers of the notes being withdrawn, and the principal amount at maturity of the notes that remains subject to the repurchase notice, if any.

We will comply with all applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934 in connection with any repurchase offer.

Payment of the repurchase price for a note which you have delivered, and not validly withdrawn, a repurchase notice is conditioned upon delivery of the note, together with necessary endorsements, to the trustee at any time after delivery of the repurchase notice. We will promptly pay the repurchase price for the note following the later of the put date or the time of delivery of the note.

If the trustee holds money or securities sufficient to pay the repurchase price of the note on the business day following the put date in accordance with the terms of the indenture, then, immediately after the put date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the trustee. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

We may not repurchase notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Repurchase at Option of Holders Upon a Change of Control

You have the right, at your option, to require us to repurchase all or any portion of your notes 30 business days after the occurrence of a repurchase event.

The repurchase price will be 100% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, then the interest payable on that date will be paid to the holder of record on the preceding record date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of common stock only if the following conditions are satisfied:

- such shares have been registered under the Securities Act or are freely transferable without such registration;

- the issuance of such common stock does not require registration with or approval of any governmental authority under any state law or any other federal law, which registration or approval has not been made or obtained;

- such shares have been approved for quotation on the Nasdaq National Market or listing on a national securities exchange; and

- such shares will be issued out of our authorized but unissued common stock and, upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

A repurchase event will be considered to have occurred if one of the following "change in control" events occurs:

(a)   any person or group is or becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

(b) we consolidate with or merge into any other person or any other person merges into Acxiom or we convey, transfer or lease all or substantially all of our assets to any person other than our subsidiaries and, as a result, our outstanding common stock is changed or exchanged for other assets or securities, unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the person resulting from the transaction or the transferee person; or

(c) our liquidation or dissolution.

However, a change in control will not be deemed to have occurred if either:

- the last sale price of our common stock for any five trading days within:

  (1)   the period of ten consecutive trading days immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control resulting solely from a change in control under (a) above, or

  (2)   the period of ten consecutive trading days immediately preceding the change in control, in the case of a change in control under (b) and (c) above,

  is at least equal to 105% of the conversion price in effect on such day; or

- in the case of a merger or consolidation, all of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

We will be required to mail you a notice within 10 business days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee. You may exercise your repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to Acxiom. You must deliver the exercise notice on or before the close of business on the business day prior to the repurchase date.

The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" assets has occurred. As a result, we cannot assure you how a court

14

would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control or similar transactions involving Acxiom. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes. In addition, our management could undertake leveraged transactions that could constitute a change in control. The Board of Directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transactions.

The requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

- a merger, consolidation or tender offer;

- the assumption of control by a holder of a large block of our shares; and

- the removal of incumbent management.

The repurchase feature was a result of negotiations between Acxiom and the initial purchasers of the notes. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of Acxiom by means of a merger, tender offer or solicitation, or part of a plan by Acxiom to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we may decide to do so in the future.

The Securities Exchange Act of 1934 and the rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

Ability to Pay Repurchase Price on Put Date or Change of Control

We may not have sufficient cash funds to repurchase the notes on a put date or upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock upon a repurchase event. Our then existing debt agreements may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes on a put date or upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we could be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

Subordination of the Notes

The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all of our existing and future senior indebtedness. Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal, premium, if any, interest and all other obligations in respect of the notes, including by way of redemption, acquisition or other purchase thereof, on the notes is to be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all of our existing and future senior indebtedness. In addition, the notes are also effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations and preferred stock, if any, of our subsidiaries. In the event we desire to redeem the notes or satisfy,

15

discharge or defease our obligations under the indenture, we will be required to seek the prior consent of the holders of certain of our senior indebtedness.

In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all obligations in respect to such senior indebtedness before the holders of notes are entitled to receive any payment or other distribution. We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We also may not make any payment of principal, interest or other amounts upon, or redemption of, or purchase or otherwise acquire the notes if:

- a default in the payment of principal, premium, if any, interest or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace; or

- any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to which such default relates to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from any agent representing the holders of any designated senior indebtedness or by any holder of the designated senior indebtedness who is not represented by an agent.

Unless the holders of any senior indebtedness have accelerated its maturity, we may and shall resume making payments on the notes:

- in the case of a payment default, when the default is cured or waived or ceases to exist; and

- in the case of a nonpayment default, the earlier of when such nonpayment default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 360 days have elapsed since the initial effectiveness of the prior payment blockage notice.

No default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice, unless the default has been cured or waived for a period of not less than 90 consecutive days.

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default under the indenture.

A portion of our operations are conducted through our subsidiaries. As a result, our cash flow and or ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. See "Risk Factors — If our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on our debt, including the notes."

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. There can be no assurance that we will receive adequate funds from our subsidiaries to pay interest due on the notes or to repay the notes when redeemed or upon maturity.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that

16

subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of March 31, 2002, we had approximately $384.3 million of senior indebtedness, exclusive of the notes. Additionally, our subsidiaries had approximately $35.5 million in other liabilities as of March 31, 2002.

Neither we nor our subsidiaries are limited in or prohibited from incurring senior indebtedness or any other indebtedness or liabilities under the indenture.

We are obligated to pay compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect to all funds collected and held by the trustee.

Certain Definitions

"Designated senior indebtedness" means (a) all indebtedness under the revolving credit facility, synthetic lease and term facility and (b) after payment in full in cash of all senior indebtedness under the revolving credit facility, synthetic facility and term facility and any particular senior indebtedness in which the instrument creating or evidencing the senior indebtedness or the assumption of guarantee thereof (or related documents or agreements to which we are a party) expressly provides that such indebtedness shall be "designated senior indebtedness" (provided that such instrument may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness), the aggregate principal amount of which is equal to or greater than $25 million.

"Indebtedness" means:

(a) all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including obligations:

(i) in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advance from banks, whether or not evidenced by notes or similar instruments; or

(ii) evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof, other than any account payable or other secured current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(b) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

(c) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(d) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of personal property or real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third-party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related documents to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

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(e) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(f) all obligations to pay the deferred purchase price of property or services (including computer software license payments), except trade payables;

(g) all of our direct or indirect guarantees or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (a) through (f) above;

(h) any indebtedness or other obligations described in clauses (a) through (g) above secured by any mortgage, pledge, lien or other encumbrance existing on property which owned or held by us, regardless of whether the indebtedness or other obligation secured thereby has been assumed by us; and

(i) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (h) above.

"Obligations" means with respect to any indebtedness, all obligations (whether in existence on the date of the indenture or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities with respect to such indebtedness, including, without limitation, all interest accrued or accruing after, or which would accrue but for, the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.

"Revolving credit facility" means the Credit Agreement dated as of December 29, 1999 and as amended as of August 14, 2001 and September 14, 2001 among Acxiom Corporation, Chase Bank of Texas, National Association (now JPMorgan Chase Bank), Mercantile Bank, N.A., Bank of America, N.A., ABN AMRO Bank N.V., the Bank of Nova Scotia, Bank One, NA, Wachovia Bank, N.A., and Suntrust Bank, Nashville, N.A., as amended and restated as of January 28, 2002, as such agreement may be further amended, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

"Senior indebtedness" means all obligations with respect to indebtedness of Acxiom whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed, or in effect guaranteed, by Acxiom, including, without limitation, all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness ranks equally in right of payment or junior to the notes. Senior indebtedness does not include any indebtedness evidenced by the notes, any indebtedness of Acxiom to any subsidiary of Acxiom, any obligation for federal, state, local or other taxes or any trade accounts payable of Acxiom arising in the ordinary course of business.

"Synthetic lease" means the Participation Agreement and certain operative agreements related thereto, each dated as of October 24, 2000 and as amended as of August 14, 2001, September 14, 2001 and September 21, 2001 and as further amended as of January 28, 2002, among Acxiom Corporation, as construction agent and lessee, certain guarantors, First Security Bank National Association, as the owner trustee, the various holders and lenders who are or become a party thereto from time to time, and Bank of America, N.A., as agent, which agreements relate to the tax retention operating lease facility of Acxiom Corporation, and as such agreements may be further amended, modified, supplemented, extended, renewed, refinanced or replaced from time to time.

"Term facility" means the Term Credit Agreement dated as of September 21, 2001 between Acxiom Corporation and The Chase Manhattan Bank (now JPMorgan Chase Bank), as amended as of January 28, 2002, as such agreement

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may be further amended, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

Satisfaction and Discharge

We may be discharged from our obligations on the notes if they mature within one year or will be redeemed within one year and we deposit with the trustee enough cash and/or U.S. government obligations to pay all the principal, premium, if any, and interest due to the stated maturity date or redemption date of the notes.

Defeasance

The indenture also contains a provision that permits us to elect:

    (a)   to be discharged from all of our obligations, subject to limited exceptions, with respect to the notes then outstanding; and/or

    (b)   to be released from our obligations under the covenants relating to the required offer to repurchase on a put date or upon a repurchase event, maintenance of our corporate existence and reports to holders.

To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, premium, if any, and interest on the notes. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the action. If we elect to be discharged from all of our obligations as outlined above in (a) in this section, the holders of the notes will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Exchange and Transfer

Notes may be transferred or exchanged at the office of the security registrar. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange. In the event of any potential redemption of the notes, we will not be required to:

    (a)   issue, authenticate or register the transfer of or exchange any note during a period beginning at the opening of business 10 business days before the mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

    (b)   register the transfer of or exchange any note selected for redemption, in whole or in part, except the unredeemed portion of notes being redeemed in part.

We have initially appointed the trustee as the security registrar, paying agent and conversion agent. We may designate additional registrars, paying or conversion agents or change registrars, paying or conversion agents. However, we will be required to maintain a paying agent in the place of payment for the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

    (a)   the successor, if any, is a U.S. or a District of Columbia corporation, limited liability company, partnership, trust or other business entity;

    (b)   the successor assumes our obligations under the notes, the indenture and the registration rights agreement; and

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(c)   immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and certain other conditions are met.

Events of Default

The indenture defines an event of default with respect to the notes as one or more of the following events:

(a)   our failure to pay principal, any premium or the repurchase price in connection with the put date or a change in control on the notes when due (whether or not prohibited by the subordination provisions of the indenture);

(b)   our failure to pay any interest on the notes when due, if such failure continues for 30 days (whether or not prohibited by the subordination provisions of the indenture);

(c)   our failure to perform any other covenant in the indenture, if such failure continues for 60 days after the notice required in the indenture;

(d)   our bankruptcy, insolvency or reorganization; and

(e)   default with respect to any other indebtedness, which default results in the acceleration of indebtedness in an amount in excess of $15,000,000 and continuance of that default for a period of 30 days.

If an event of default, other than an event of default described in clause (d) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount including any accrued and unpaid interest on the notes to be due and payable. If an event of default described in clause (d) above occurs, the principal amount of all the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above under "— Subordination of the Notes."

After acceleration but before a judgment or decree of the money due in respect of the notes has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may rescind such acceleration and its consequences if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will have the right to begin a proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture only if:

(a)   the holder gives to the trustee written notice of a continuing event of default; (b) holders of at least 25% in aggregate principal amount of notes then outstanding made a written request to the trustee to pursue the remedy; (c) such holder or holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense; (d) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (e) during such 60-day period the holders of a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request. Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in (a) through (e) above.

We will furnish the trustee an annual statement by our officers as to whether or not, to the officer's knowledge, we are in default in the performance of the indenture and, if so, specifying all known defaults.

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Modification and Waiver

We may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment. However, we may not make any modification or amendment without the consent of the holder of each outstanding note affected by the modification or amendment if such modification or amendment would:

- change the stated maturity of the notes;

- reduce the principal, premium, if any, or interest on the notes;

- change the place of payment from New York, New York or the currency in which the notes are payable, or waive a default in payment of the principal of or interest on any note;

- make any change that adversely affects the right to require us to purchase a note, either on the put date or in connection with a change in control;

- impair the right to sue for any payment after the stated maturity or redemption date;

- modify the subordination provisions in a materially adverse manner to the holders;

- adversely affect the right to convert the notes other than as provided in or under the indenture; or

- change the provisions in the indenture that relate to modifying or amending the indenture.

Holders of a majority in aggregate principal amount of the outstanding notes may waive, on behalf of the holders of all of the notes, compliance by us with respect to certain restrictive provisions of the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of the outstanding notes may, on behalf of all holders of the notes, waive any past default or event of default unless:

- we fail to pay principal, premium or interest on any note when due;

- we fail to convert any note into common stock; or

- we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

An amendment may not effect any change that adversely affects the rights of any holder of senior indebtedness then outstanding under the subordination provisions unless such holder of senior indebtedness, or a representative for such holder, consents to such change.

Any notes held by us or by any persons directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

The indenture and the notes will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

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Regarding the Trustee

U.S. Bank National Association has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any affiliate of ours with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflicts or resign.

The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry System

We issued the notes in the form of a global security issued in reliance on Rule 144A. Upon the issuance of a global security, DTC (referred to as the depository) or its nominee credited the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security. Such accounts were designated by the initial purchasers with respect to notes placed by the initial purchasers for us. The notes that are sold under this prospectus will be represented by a new unrestricted global security. Upon issuance of this new global security, the depository or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the notes represented by the new unrestricted global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with the depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security is shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of those ownership interests through such participant will be effected only through, records maintained by such participant. The foregoing may impair the ability to transfer beneficial interests in a global security.

We will make payment of principal, premium, if any, and interest on notes represented by any such global security to the depository or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the indenture. None of Acxiom, the trustee, any agent of Acxiom, or the trustee or the initial purchasers will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial ownership interests in global security representing any notes or for maintaining, supervising or reviewing any of the depository's records relating to such beneficial ownership interests. We have been advised by the depository that, upon receipt of any payment of principal, premium, if any, or interest on any global security, the depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depository. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. If the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us or the depository within 90 days, we will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will pay principal, premium, if any, and interest on the notes and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole holder of the notes represented by such global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depository and its participants. The depository has nominated Cede & Co. as the nominee. Except as provided above, owners of beneficial interests in a global security will not be entitled to have the notes represented by the global security registered in their name, will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purposes under the indenture. Accordingly any such person owning a beneficial interest in such a global security must rely on the procedures of the depository, and, if any such person is not a participant, on the procedures the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such a global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The depository has advised us that the depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to the depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DESCRIPTION OF SENIOR INDEBTEDNESS

The following is a description of certain senior indebtedness of Acxiom and other liabilities of our subsidiaries which we expect to be outstanding following the completion of this offering and the application of the net proceeds of the notes as described under "Use of Proceeds."

Revolving Credit Facility

Simultaneously with the initial offering of the notes on February 6, 2002, we amended and restated our $265 million revolving credit facility to a $175 million thirty-six month credit facility and extended the maturity of the facility from December 2002 to January 2005. The borrowings under the revolving credit facility currently bear interest at the annual rate of either LIBOR plus 2.25%, an alternate base rate (which is defined as the greatest of (a) the prime rate, (b) a base CD rate derived from the secondary market rate for three-month certificates of deposit, or (c) the federal funds rate, plus 0.5%) plus .75% or the federal funds rate plus 1.75%, depending on the type of borrowing. There were no borrowings outstanding under the revolving credit facility as of March 31, 2002.

The revolving credit facility contains negative covenants restricting and limiting our ability to engage in certain activities, including, but not limited to:

- limitations on indebtedness, guarantee obligations and the incurrence of liens;

- restrictions on sale-leaseback transactions, consolidations, mergers, liquidations, dissolutions, leases, sale of assets, transactions with affiliates and investments; and

- restrictions on issuance of preferred stock, dividends and distributions on capital stock and other similar distributions.

The revolving credit facility also requires us to maintain certain financial ratios, including a maximum debt/cash flow ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth ratio. The credit agreement includes customary events of default, including cross default to other indebtedness and the occurrence of a "change of control" (as specifically defined therein). Upon an event of default, the lenders under the credit facility may require us to repay in full the outstanding principal amount of all loans under the credit facility, together with all accrued interest, fees and other expenses owed thereunder.

The borrowings under the revolving credit facility are secured by substantially all of our assets, including a pledge of the stock of all of our domestic subsidiaries and certain of our foreign subsidiaries, and are guaranteed by each of our domestic subsidiaries.

Term Loan Facility

On September 21, 2001, we borrowed $64.2 million from a bank under a term loan agreement. The borrowings under the term loan bear interest, payable semiannually, at LIBOR plus 3.75%, or an alternate base rate depending on the type of borrowing, which as of March 31, 2002 was approximately 5.61%. The entire principal amount outstanding under this term loan is due and payable on November 30, 2005. The term loan agreement contains financial and other negative covenants substantially identical to those contained in the revolving credit agreement. The borrowings under the term loan facility are secured by substantially all of our assets, including the stock of all of our domestic subsidiaries and certain of our foreign subsidiaries, and are guaranteed by each of our domestic subsidiaries.

Synthetic Lease Facility

We have entered into a synthetic lease arrangement with respect to a facility under construction in Little Rock, Arkansas and land in Phoenix, Arizona. Under the arrangement, we have agreed to lease each property for an initial term of five years and an option to renew for an additional two years, subject to certain conditions. The lessors have committed to fund up to a maximum of $45.8 million (subject to reduction based on certain conditions in the lease) for the construction of the Little Rock building and acquisition of the land at both sites, with the portion of the committed amount actually used determined by us. As of March 31, 2002, the remaining amount of the commitment available from the lessors was approximately $13.1 million. The Little Rock building is expected to cost approximately $30.0 to $35.0 million including interest during construction, and construction is expected to last until October 2002. At any time during the term of the lease, we may, at our option, purchase the land and the building for a price approximately equal to the amount expended by the lessors to acquire the land and construct the building. If we elect not to purchase the land and building at the end of the lease, we have guaranteed a residual value of approximately 87% of the land and construction costs or approximately $40 million.

Our obligations under the lease are secured by (i) leasehold mortgages on the land and building and (ii) liens on substantially all of our assets, including the stock of all of our domestic subsidiaries and certain of our foreign subsidiaries. The obligations are guaranteed by each of our domestic subsidiaries.

Equipment Lease Facilities

We have entered into certain synthetic equipment lease facilities for the acquisition of computer equipment, furniture and an aircraft. As of March 31, 2002, the total equipment acquired under these lease facilities was $177.5 million and the remaining non-binding commitments for additional funding (for computer equipment and furniture only) was $76.0 million. Lease terms under the computer equipment and furniture facility range from three to seven years, with Acxiom having the option at expiration of the initial term to return, or purchase at a fixed price, or extend or renew the term with respect to all (but not less than all) of the leased equipment. The lease term under the aircraft facility expires in January 2010, with Acxiom having the option at expiration to either purchase the aircraft at a fixed price, renew the lease for an additional 12 month period (with a nominal purchase price being paid at expiration of the renewal term) or return the aircraft in the condition and manner required by the lease.

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Other Senior Indebtedness

We currently maintain other indebtedness in addition to the credit arrangements discussed above that will be senior in the right of payment to the notes. At March 31, 2002, this other outstanding indebtedness (exclusive of indebtedness of our subsidiaries) included the following:

- approximately $62.6 million of 5.25% convertible subordinated notes due 2003, which were retired on April 1, 2002 with borrowings under the revolving credit facility;

- approximately $10.7 million in secured borrowings and advances under certain loan arrangements with commercial banks;

- capital lease obligations in the aggregate amount of $6.0 million;

- approximately $5.7 million in guarantees of secured indebtedness of certain general partnerships in which we are general partners and other guarantees;

- indebtedness resulting from the licensing of certain software in the approximate aggregate amount of $88.4 million; and

- letters of credit in the approximate aggregate amount of $10.7 million.

Liabilities of Subsidiaries

At March 31, 2002, our subsidiaries had approximately $35.5 million in other liabilities, which include trade payables, capital lease obligations, and deferred revenue and taxes. The notes will be effectively subordinated to these liabilities of our subsidiaries.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $.10 par value, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2002, there were:

- 87,219,367 shares of our common stock outstanding;

- no shares of preferred stock issued or outstanding; and

- options to purchase 19,907,697 shares of common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

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Preferred Stock

Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series. The board is able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. We have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions

Rights Agreement

Effective January 28, 1998, our board of directors adopted a stockholder rights plan under which we issued one right for each outstanding share of common stock. Each right entitles its registered holder to purchase one one-thousandth of a share of preferred stock for $100.00, subject to adjustment. The preferred stock is designed so that each one one-thousandth of a share of preferred stock has economic and voting terms similar to those of one share of common stock. Generally, the rights become exercisable only if a person or group of affiliated or associated persons (i) becomes an "Acquiring Person," which is defined as, subject to certain exceptions, any person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding shares of voting stock, or (ii) commences a tender or exchange offer that results in that person or group becoming an Acquiring Person.

Upon exercise, each holder of the rights will be entitled to pay the then current exercise price and receive in exchange that number of shares of our common stock or preferred stock having an aggregate Market Price (as defined in the Rights Agreement) on the date of the public announcement of an Acquiring Person's becoming such equal to twice the exercise price.

We will be able to redeem all rights, but not less than all, at $0.01 per right, subject to adjustment, at any time prior to the close of business the day a person or group becomes an Acquiring Person. In addition, the Board of Directors of the Company may, at its option, at any time after a public announcement that a person or group has become an Acquiring Person or prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of voting stock, elect to exchange all (but not less than all) the then outstanding rights (other than rights beneficially owned by the Acquiring Person or any affiliate or associate thereof, which rights become void) for shares of common stock at an exchange ratio of one share of common stock per right, appropriately adjusted. The plan is subject to a qualifying offer provision, which make the Rights Plan inapplicable to certain kinds of offers to purchase all of our common stock.

The Rights have certain anti-takeover effects and can cause substantial dilution to a person or group that acquires 20% or more of the common stock on terms not approved by our board of directors. The rights should not, however, interfere with any merger or other business combination that our board finds to be in the best interests of the Company and its stockholders because the rights can be redeemed by the board on or prior to the close of business the day a person or group becomes an Acquiring Person.

The rights, which cannot vote and cannot be transferred separately from the shares of common stock to which they are presently attached, expire on February 9, 2008, unless extended prior thereto by the board, or earlier redeemed or exchanged by us.

General Corporation Law of the State of Delaware

We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

- prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock held by stockholders other than that interested stockholder.

Section 203 defines "business combination" to include:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

- subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Our Certificate of Incorporation and Bylaws

Fair Price Provision

In addition to the approval requirements of business combinations under Delaware law, which may have the effect of deterring hostile takeovers or delaying changes in control or our management, our certificate of incorporation includes what is typically referred to as a "fair price provision." Generally, this provision of our certificate of incorporation provides that a business combination, which is defined to include any of the following:

- any merger or consolidation of our company or any majority-owned subsidiary with (a) any interested stockholder or (b) any other person (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

- any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of our company or of any majority-owned subsidiary which have an aggregate fair market value of $10 million or more;

- the issuance or transfer by us or by any majority-owned subsidiary (in one transaction or series of transactions) of any of our securities or the securities of any majority-owned subsidiary to an interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;

- the adoption of any plan or proposal for the liquidation or dissolution of our company proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder; or

27

- the adoption of any plan of share exchange between our company or any majority-owned subsidiary with any interested stockholder or any other person which is, or after such share exchange would be, an affiliate of any interested stockholder; or

- any reclassification of securities (including any reverse stock split) or recapitalization of our company or any merger or consolidation of our company with any of our majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our or any majority-owned subsidiary's equity securities that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder;

requires approval by the affirmative vote of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote, unless:

- the business combination is approved by a majority of the disinterested directors; or

- certain specified minimum price criteria and procedural requirements that are intended to assure an adequate and fair price under the circumstances are satisfied.

Under our certificate of incorporation, an interested stockholder essentially includes any person who is the beneficial owner of 5% or more of our voting capital stock or is an affiliate of ours and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 5% or more of our voting capital stock. A disinterested director basically refers to a director that is not affiliated with the interested stockholder and was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.

Supermajority Stockholder Approval of Extraordinary Transactions

Our certificate of incorporation also provides that any merger or consolidation of our company with any other person, any sale, lease, exchange, mortgage, pledge, transfer or other disposition by us of our property or assets, and any dissolution or liquidation or revocation thereof that Delaware law requires be approved by the holders of common stock must be approved by the affirmative vote of at least two-thirds of the holders of our common stock.

Directors—Classified Board, Vacancies, Nominations by Stockholders and Removal for Cause

Our certificate of incorporation and our bylaws provide for a classified board consisting of three classes of directors with each class elected for a term of three years. The number of directors in each class may be fixed or changed from time to time by the affirmative vote of the majority of directors then in office. If the number of directors is changed, any increase or decrease will be apportioned among the classes as nearly as possible and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term coinciding with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in a class (including vacancies filled by removal, resignation, death or disqualification of any director) may be filled by the affirmative vote of the majority of the remaining directors and any such successor shall have the same remaining term as his or her predecessor.

Our bylaws provide that candidates for directors may be nominated only by the board of directors or by a stockholder who gives written notice to us in accordance with our bylaws. For a stockholder to nominate a candidate for election to the board of directors at an annual meeting of stockholders, a stockholder must give written notice not less than 120 days prior to the first anniversary of the last annual meeting of stockholders. For a stockholder to nominate a candidate for election to the board of directors at a special meeting of stockholders, a stockholder must give written notice no later than the tenth day following the date on which public announcement is first made of the date of the special meeting.

No director may be removed from office by an action of stockholders other than for cause. Our certificate of incorporation defines "cause" to mean final conviction of a felony, unsound mind, adjudication of bankruptcy, nonacceptance of office, or conduct prejudicial to the interest of our company.

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Issuance of Preferred Stock

Our certificate of incorporation grants our board of directors the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is EquiServe. Its address is One North State Street, 11th Floor, Chicago, Illinois 60602 and its telephone number at that location is (312) 499-7033.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the ownership, disposition and conversion of the notes and the ownership and disposition of our common stock into which the notes may be converted, by initial purchasers that purchase the notes at their "issue price." The "issue price" of the notes will be the first price at which a substantial portion of the notes is sold for cash to investors, not including sales to underwriters or placement agents. This summary assumes that investors will hold the notes and common stock into which the notes may be converted as capital assets for United States federal income tax purposes. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual tax circumstances, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities, persons that hold the notes or common stock into which the notes may be converted as part of a straddle, hedge or synthetic security transaction for United States federal income tax purposes and persons that have a functional currency other than the United States dollar, all of which may be subject to tax rules that differ significantly from those discussed below. Further, it does not address any United States federal estate or gift tax laws or any state, local or foreign tax laws. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of the purchase, ownership and disposition of the notes and of our common stock into which the notes may be converted.

This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to the statements and conclusions in this summary, and the IRS may not agree with the statements and conclusions expressed herein.

For purposes of this summary, "U.S. Holder" means a beneficial owner of a note or of common stock that is, for United States federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for United States federal income tax purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions. The term "U.S. Holder" also includes certain former citizens and residents of the United States. A "Non-U.S. Holder" means any individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

Notes

Interest. The stated interest on a note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes.

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Sale, Exchange or Other Disposition of the Notes. Upon the sale, exchange, retirement or other disposition of a note (other than a conversion or repurchase for our common stock), a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note will generally equal the cost of the note to such holder plus the amount, if any, included in income on an adjustment to the conversion price of the notes, as described below. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or retirement. The deductibility of capital losses is subject to certain limitations.

The United States federal income tax consequences of our repurchase of a note for our common stock upon a repurchase event should generally be the same as those described below under "Conversion of the Notes," except that to the extent any of our common stock received by a U.S. Holder is considered attributable to accrued interest not previously included in income, such stock will be taxable as ordinary income to such holder. Further, such holder's tax basis in shares of our common stock received attributable to accrued interest will generally equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date following the date of repurchase.

Conversion of the Notes. A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock except with respect to cash received in lieu of a fractional share of our common stock. A U.S. Holder's tax basis in our common stock received on a conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest). The holding period for common stock received on conversion will generally include the holding period of the note converted. The receipt of cash in lieu of a fractional share of common stock will result in taxable capital gain or loss equal to the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share. The deductibility of capital losses is subject to certain limitations.

Adjustments to Conversion Price. The conversion price of the notes is subject to adjustment under certain circumstances. If such adjustment (or the failure to make such adjustment) increases the proportionate interest of a holder of notes in our fully diluted common stock (particularly an adjustment to reflect a taxable dividend to holders of common stock), a U.S. Holder would be treated as having received a constructive distribution whether or not such holder ever exercises its conversion privilege. Such distribution will be taxable as a dividend (as described below) to the extent of Acxiom's current and/or accumulated earnings and profits.

Common Stock

Distributions. Distributions paid or deemed paid in respect of our common stock (including deemed distribution on the notes as described above under "Adjustments to Conversion Price"), other than certain pro rata distributions of common shares, will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's adjusted tax basis in its common stock and thereafter as capital gain. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Sale, Exchange, or Other Disposition of Common Stock. Upon the sale, exchange or other disposition of our common stock, a U.S. Holder will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other disposition and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale, exchange or other disposition. A U.S. Holder's tax basis and holding period in common stock received upon conversion of a note or repurchase of a note for our common stock upon a repurchase event is determined as discussed above under "Conversion of the Notes" and the preceding paragraph thereto.

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Non-U.S. Holders

Payments on notes.   Subject to the discussion below under "Information Reporting and Backup Withholding," a Non-U.S. Holder generally will not be subject to United States federal withholding tax on payments of principal, interest and premium on the notes if the Non-U.S. Holder: (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (ii) is not a controlled foreign corporation related to us directly or indirectly through stock ownership and (iii) satisfies certain certification requirements described below. If these requirements are not satisfied, a 30% withholding tax will apply to interest payments on the notes, unless the interest is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder, or an applicable treaty provides for a lower rate of, or exemption from, withholding tax.

Sale, Exchange or Disposition of a Note or Common Stock.   Subject to the discussion below under "Information Reporting and Backup Withholding," a Non-U.S. Holder will generally not be subject to United States federal income tax on gain recognized on the sale, exchange or other disposition of a note or of our common stock, unless the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder.

Conversion of the Notes

A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of a note into shares of our common stock. However, to the extent a Non-U.S. Holder receives cash in lieu of fractional shares upon conversion, any gain upon the receipt of cash would be subject to the rules described in the preceding paragraph regarding the sale or exchange of notes or common stock.

Distributions on common stock.   A Non-U.S. Holder of our common stock will generally be subject to United States federal withholding tax at a 30% rate on distributions paid or deemed paid in respect of our common stock (including a deemed distribution on the notes as described above under "Adjustments to Conversion Price") that are treated as dividends for United States federal income tax purposes, unless a lower rate is provided by an applicable treaty or the distributions are effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder.

Certification Requirement

In the case of a registered note, interest will not be exempt from withholding unless the beneficial owner of that note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person. If a Non-U.S. Holder of a note or our common stock is engaged in a trade or business in the United States, and the income and/or gain in respect of the ownership and/or disposition of the note and/or common stock is effectively connected with such trade or business, then such Non-U.S. Holder will generally be taxed in the same manner as a U.S. Holder, except that such Non-U.S. Holder will be required to provide to us a properly executed Internal Revenue Service Form W-8ECI in order to claim any exemption from withholding tax. Such Non-U.S. Holder should consult with its own tax advisors with respect to other U.S. tax consequences of the ownership, conversion and disposition of the note and/or our common stock, including the possible imposition of a 30% branch profits tax.

Information Reporting and Backup Withholding

Payments of interest or dividends by us on, or the proceeds of the sale or other disposition of, the notes or our common stock may be subject to information reporting and United States federal backup withholding if the recipient of the payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with certification procedures to establish that the recipient is not a United States person. The certification required to claim the exemption from withholding tax described above under "Certification Requirement" will satisfy the certification requirements necessary to avoid the backup withholding as well. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the payee's United States federal income tax liability, provided that the required information is provided to the Internal Revenue Service. Certain persons, including corporations and financial institutions are exempt from backup withholding. Both U.S. and Non-

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U.S. Holders of notes and our common stock should consult their tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining such an exemption.

The preceding discussion of certain United States federal income tax consequences is for general information and is not legal advice. Accordingly, holders of the notes should consult their own tax advisors as to the particular consequences to them of purchasing, holding and disposing of the notes and of our common stock.

SELLING HOLDERS

The notes were originally issued by us and sold by JP Morgan Securities Inc. and other initial purchasers, in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The selling holders (which term includes their pledges or donees or their successors) may from time to time offer and sell any or all of the notes and common stock issued upon conversion of the notes.

The following table sets forth information with respect to the selling holders and the respective principal amounts of notes and amounts of common stock they beneficially own that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling holders and is as of the date of such selling holder's response to the Company.

The selling holders may offer all, some or none of the notes or the common stock issuable upon conversion of the notes. Therefore, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. With the exception of the initial purchasers, none of the selling holders has had any material relationship with us within the past three years.

Name of Selling Security Holders	Principal Amount of Notes Beneficially Owned and Offered	Number of Shares of Common Stock Issuable upon Conversion of Notes
AIG/National Union Fire Insurance	550,000	30,136
Alexandra Global Investment Fund 1, Ltd.	8,000,000	438,356
American Samoa Government	19,000	1,041
Argent Classic Convertible Arbitrage Fund L.P.	2,400,000	131,506
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	4,100,000	224,657
Argent Lowlev Convertible Arbitrage Fund Ltd.	1,500,000	82,191
Argent Lowlev Convertible Arbitrage Fund LLC	500,000	27,397
Aristeia International Limited	3,800,000	208,219
Aristeia Trading LP	1,200,000	65,753
Arkansas PERS	1,000,000	54,794
Associated Electric & Gas Insurance Services Limited	300,000	16,438
Banc of America Securities LLC	1,000,000	54,794
Bay County PERS	125,000	6,849
BNP Paribas Equity Strategies, SNC	2,524,000	138,301
Boilermakers Blacksmith Pension Trust	1,250,000	68,493
BP AMOCO Corporation Master Trust for Employee Pension Plans	3,950,000	216,438
BP Amoco PLC Master Trust	693,000	37,972
CALAMOS® Convertible Growth and Income Fund - CALAMOS® Investment Trust	3,000,000	164,383
The Estate of James Campbell	117,000	6,410

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Name of Selling Security Holders	Principal Amount of Notes Beneficially Owned and Offered	Number of Shares of Common Stock Issuable upon Conversion of Notes
Canyon Capital Arbitrage Master Fund, Ltd.	1,500,000	82,191
Canyon Value Realization Fund (Cayman), Ltd.	2,050,000	112,328
Canyon Value Realization Fund, L.P.	1,100,000	60,273
Canyon Mac 18 Ltd. (RMF)	350,000	19,178
Chrysler Corporation Master Retirement Trust	795,000	43,561
Clinton Convertible Managed Trading Account 1 Limited	1,250,000	68,493
Clinton Multistrategy Master Fund, Ltd.	7,250,000	397,260
Clinton Riverside Convertible Portfolio Limited	7,250,000	397,260
Cobra Fund U.S.A., L.P.	180,000	9,863
Cobra Master Fund, Ltd.	820,000	44,931
Continental Assurance Company Separate Account (E)	1,350,000	73,972
Convertible Securities Fund (Custodian DTC #955 Bank of America	105,000	5,753
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	1,152,000	63,123
Credit Lyonnais Securities USA Inc.	2,000,000	109,589
Delaware PERS	1,400,000	76,712
Delta Air Lines Master Trust	600,000	32,876
Delta Air Lines Master Trust	435,000	23,835
Delta Pilots D & S Trust	210,000	11,506
Deutsche Banc Alex Brown Inc.	370,000	20,273
The Drake Offshore Master Fund, Ltd.	6,000,000	328,767
Duke Endowment	250,000	13,698
Fidelity Financial Trust: Fidelity Convertible Securities Fund	5,000,000	273,972
F.R. Convt. Sec. Fn.	150,000	8,219
Global Bermuda Limited Partnership	600,000	32,876
HFR CA Select Fund	200,000	10.958
Hotel Union and Hotel Industry of Hawaii Pension Plan	197,000	10,794
ICI American Holdings Trust	500,000	27,397
Jeffries & Company Inc.	5,000	273
Jeffries & Co., Inc.	20,000	1,095
JP Morgan Securities Inc.	3,560,000	95,068
KBC Financial Products (Cayman Island) Ltd.	3,000,000	164,383
Lakeshore International Ltd.	3,400,000	186,301
Louisiana CCRF	165,000	9,041
Lyxor Master Fund Ref: Argent/LowLev CB	1,000,000	54,794
Man Convertible Bond Master Fund, Ltd.	3,686,000	201,972
Microsoft Corporation	890,000	48,767
MLQA Convertible Securities Arbitrage, LTD.	2,500,000	136,986
Motion Picture Industry Health Plan – Active Member Fund	125,000	6,849
Motion Picture Industry Health Plan – Retiree Member Fund	60,000	3,287
MFS Total Return Fund	1,000,000	54,794
MSD TCB, L.P.	17,250,000	945,205
Nations Convertible Securities Fund (Custodian DTC	6,280,000	344,109

Name of Selling Security Holders	Principal Amount of Notes Beneficially Owned and Offered	Number of Shares of Common Stock Issuable upon Conversion of Notes
#901 Bank of New York)		
Nomura Securities International Inc.	2,000,000	109,589
OCM Convertible Trust	930,000	50,958
Ondeo Nalco	100,000	5,479
Partner Reinsurance Company Ltd.	265,000	14,520
Prudential Insurance Co. of America	75,000	4,109
Qwest Occupational Health Trust	105,000	5,753
Ram Trading Ltd.	6,500,000	356,164
San Diego County employees Retirement Association	1,650,000	90,410
Siemens/Convertibles Global Markets	1,250,000	68,493
St. Thomas Trading, Ltd.	6,314,000	345,972
Starvest Combined Portfolio	540,000	29,589
State Employees' Retirement Fund of the State of Delaware	625,000	34,246
State of Connecticut Combined Investment Funds	1,300,000	71,232
State of Oregon/Equity	4,500,000	246,575
Sturgeon Limited	324,000	17,753
Syngenta AG	235,000	12,876
TD Securities (USA) Inc.	1,000,000	54,794
Teachers Insurance and Annuity Association	4,250,000	232,876
UBS O'Connor LLC F/B/O UBS Global Equity Arbitrage Master LTD.	5,250,000	287,671
UBS Warburg LLC	8,521,000	466,904
UBS Warburg LLC	2,400,000	131,506
Vanguard Convertible Securities, Inc.	2,510,000	137,534
Viacom Inc. Pension Plan Master Trust	20,000	1,095
Wolverine Trading L.P.	4,500,000	246,575
WPG Convertible Arbitrage Overseas Master Fund, L.P.	2,000,000	109,589
Zazove Hedged Convertible Fund, L.P.	2,580,000	141,369
Zazove Income Fund, L.P.	1,900,000	104,109
Zeneca Holdings Trust	350,000	19,178
Zurich Institutional Benchmark Master Fund Ltd.	500,000	27,397
Zurich Institutional Benchmarks Master Fund Ltd.	949,000	52,000
Zurich Institutional Benchmarks Master Fund Ltd.	1,750,000	95,890

(1) Information about other selling holders will be set forth in prospectus supplements, if required.

Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of class A common stock issuable upon conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion thereof may increase or decrease.

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PLAN OF DISTRIBUTION

The selling holders and their pledges, donees and successors may sell the notes and common stock offered into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions):

     (i)   on any national securities exchange or quotation service on which the Transfer Restricted Securities may be listed or quoted at the time of sale;

     (ii)   in the over-the-counter market;

     (iii)   in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     (iv)   through the writing of options.

In connection with the sale of the notes and common stock, the selling holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or common stock or deliver notes or common stock to close out such short positions, or loan or pledge notes or common stock to broker-dealers that in turn may sell such securities.

The aggregate proceeds to the selling holders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our common stock is listed for trading on the Nasdaq National Market. The notes are currently eligible for trading on the PORTAL System of the Nasdaq Stock Market.

The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of notes and common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discounts, commissions, concessions or profit received by them from any resale of notes or class A common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder, particularly Regulation M.

Any initial purchaser who is also a selling holder may be, depending on facts and circumstances, a statutory underwriter and must acknowledge in writing prior to resale that it will deliver a prospectus in connection with any resale of the notes or underlying class A common stock. By so acknowledging and delivering a prospectus, an initial purchaser who is also a selling holder, will not be deemed to admit that it is an underwriter with the meaning of the Securities Act.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold pursuant to Rule 144, Rule 144A or Regulation S rather than pursuant to this prospectus.

To the extent required, the specific notes or shares of our common stock to be sold, the names of selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any

35

applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of the holders of the notes to register their notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and our common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and common stock.

LEGAL MATTERS

Kutak Rock LLP, Little Rock, Arkansas will pass upon legal matters regarding the issuance of the notes and the validity of the shares of our common stock being issued upon conversion of the notes.

INDEPENDENT AUDITORS

Our consolidated financial statements as of March 31, 2002 and 2001 and for the years then ended included in our annual report on Form 10-K for the year ended March 31, 2002 and incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been incorporated herein by reference in reliance upon the report of Arthur Andersen LLP. Acxiom generally is required to obtain a current written consent from Arthur Andersen in order to include their audit reports for the 2002 and 2001 financial statements in this prospectus. While Arthur Andersen provided a consent with respect to these financial statements in connection with the initial filing of the registration statement for the convertible notes, Arthur Andersen informed us that due to its current status it was not in a position to provide an updated consent required by the filing of an amendment to the registration statement. Therefore, in reliance on the temporary relief provided by the SEC under Securities Act Rule 437(a), we have filed an amendment to the registration statement that includes this prospectus without including an updated written consent of Arthur Andersen. Arthur Andersen's failure to deliver a currently dated written consent will pose a limitation on your ability to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in the registration statement or this prospectus, including the 2002 and 2001 financial statements covered by their reports. In addition, Arthur Andersen's conviction on June 15, 2002 of federal obstruction of justice charges, and Arthur Andersen's subsequent notification to the SEC that Arthur Andersen will cease practicing before the SEC by August 31, 2002, adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen's audit of our financial statements.

Our consolidated financial statements for the year ended March 31, 2000 included in our annual report on Form 10-K for the year ended March 31, 2002 and incorporated by reference into this prospectus have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been incorporated herein by reference in reliance upon the report of KPMG LLP.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by Acxiom in connection with the offering described in this registration statement.

Securities and Exchange Commission registration fee	$17,489
Legal fees	45,000
Accountants' fees	20,000
Printing expenses	25,000
Miscellaneous expenses	25,000
TOTAL	$132,489

Item 15. Indemnification of Directors and Officers.

Exculpation. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived an improper personal benefit.

The Acxiom Charter provides that, to the fullest extent permitted by Delaware corporate law, a director shall not be liable to Acxiom and its stockholders for monetary damages for a breach of fiduciary duty as a director.

Indemnification. Section 145 of the Delaware corporate law permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made for any claim as to which such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability. Section 145 also provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually incurred.

The Acxiom Charter provides for indemnification of directors and officers of Acxiom against liability they may incur in their capacities as and to the extent authorized by Delaware corporate law.

Insurance. Acxiom has in effect directors' and officers' liability insurance and fiduciary liability insurance. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

Item 16. Exhibits.

Number	Description
4.1	Indenture, dated as of February 6, 2002 between Acxiom Corporation and U.S. Bank National Association, as trustee, relating to the notes (previously filed as Exhibit 4 to Acxiom's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, Commission File No. 0-13163, and incorporated herein by reference).
4.2	Registration Rights Agreement, dated as of February 6, 2002 among Acxiom Corporation, JP Morgan Securities Inc. and the initial purchasers thereto (previously filed).
4.3	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639) filed August 17, 1998 and incorporated herein by reference).
4.4	Rights Agreement dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).
4.5	Amendment No. 1, dated as of May 26, 1998, to the Rights Agreement (previously filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).
5.1	Opinion of Kutak Rock LLP (previously filed).
8.1	Tax opinion of Kutak Rock LLP (previously filed).
12.1	Statement of computation of ratio of earnings to fixed charges (previously filed).
23.1	Consent of KPMG LLP (filed herewith).
24.1	Power of Attorney (previously filed).
25.1	Statement of Eligibility and Qualification on Form T-1 of Trustee under Trust Indenture Act of 1939, as amended (previously filed).

Item 17. Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

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(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b), if in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided; however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Acxiom certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on July 26, 2002.

ACXIOM CORPORATION

By: /s/ Rodger S. Kline
Rodger S. Kline
Company Operations Leader

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and as of the dates indicated:

Signature

General Wesley K. Clark* General Wesley K. Clark	Director	July 26, 2002
Dr. Ann Hayes Die* Dr. Ann Hayes Die	Director	July 26, 2002
William T. Dillard II* William T. Dillard II	Director	July 26, 2002
Harry C. Gambill* Harry C. Gambill	Director	July 26, 2002
William J. Henderson* William J. Henderson	Director	July 26, 2002
Rodger S. Kline Rodger S. Kline	Company Operations Leader and Director	July 26, 2002
Thomas F. McLarty, III* Thomas F. McLarty, III	Director	July 26, 2002
Charles D. Morgan* Charles D. Morgan	Chairman of the Board and Company Leader (Principal executive officer)	July 26, 2002
Stephen M. Patterson* Stephen M. Patterson	Director	July 26, 2002
Jefferson D. Stalnaker Jefferson D. Stalnaker	Company Financial Operations Leader (Principal financial and accounting officer)	July 26, 2002
James T. Womble* James T. Womble	Client Services Leader and Director	July 26, 2002

*By: /s/ Rodger S. Kline
Rodger S. Kline
Attorney-in-Fact

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INDEX TO EXHIBITS

Number	Exhibit
4.1	Indenture, dated as of February 6, 2002 between Acxiom Corporation and U.S. Bank National Association, as trustee, relating to the notes (previously filed as Exhibit 4 to Acxiom's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, Commission File No. 0-13163, and incorporated herein by reference).
4.2	Registration Rights Agreement, dated as of February 6, 2002 among Acxiom Corporation, JP Morgan Securities Inc. and the initial purchasers thereto (previously filed).
4.3	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639) filed August 17, 1998 and incorporated herein by reference).
4.4	Rights Agreement dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).
4.5	Amendment No. 1, dated as of May 26, 1998, to the Rights Agreement (previously filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).
5.1	Opinion of Kutak Rock LLP (previously filed).
8.1	Tax opinion of Kutak Rock LLP (previously filed).
12.1	Statement of computation of ratio of earnings to fixed charges (previously filed).
23.1	Consent of KPMG LLP (filed herewith).
24.1	Power of Attorney (previously filed).
25.1	Statement of Eligibility and Qualification on Form T-1 of Trustee under Trust Indenture Act of 1939, as amended (previously filed).

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EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Acxiom Corporation

We consent to the incorporation by reference of our report on the consolidated statements of operations, stockholders' equity and cash flow of Acxiom Corporation and subsidiaries for the year ended March 31, 2000, which is incorporated by reference in the March 31, 2002 annual report on Form 10-K of Acxiom Corporation and to the reference to our firm under the heading "Independent Auditors" in the prospectus.

/s/ KPMG LLP

July 24, 2002

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